KH 3/10

PUBLIC

[redacted]

SEC Mail Processing Section

FEB 28 2012

Washington, DC 125

SECUR 12013730 SION

ANN RT

FORM X-17A-5

PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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| SEC FILE NUMBER |
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| 8- 48110 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinker Capital Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Westlakes Drive Suite 250

(No. and Street)

| Berwyn | PA | 19312 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phil Green (610) 407-8352

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC

(Name – *if individual, state last, first, middle name*)

| 1800 Byberry Road, Suite 1100, | Huntingdon Valley, | PA | 19006 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John Coyne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brinker Capital Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Michael T. Lenge, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Dec. 28, 2012
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Brinker Capital Securities, Inc.

**(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)**

Statement of Financial Condition

December 31, 2011

ParenteBeard

CONFIDENCE THROUGH CLARITY

# Brinker Capital Securities, Inc.

**(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)**

Statement of Financial Condition

December 31, 2011

# Brinker Capital Securities, Inc.
## (A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Table of Contents
December 31, 2011

ParenteBeard

# Report of Independent Registered Public Accounting Firm

Board of Directors
Brinker Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Brinker Capital Securities, Inc. (the Company), a wholly owned subsidiary of Brinker Capital Holdings, Inc., as of December 31, 2011, This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brinker Capital Securities, Inc., a wholly owned subsidiary of Brinker Capital Holdings, Inc., as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Huntingdon Valley, Pennsylvania
February 27, 2012

**Brinker Capital Securities, Inc.**
**(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)**

Statement of Financial Condition
December 31, 2011

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 746,655 |
| Deposit with clearing organization | | 100,000 |
| Securities owned, at fair value | | 40,511 |
| Prepaid expenses | | 29,985 |
| Total assets | $ | 917,151 |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 393,593 |
| Due to affiliate | | 9,837 |
| Securities sold, not yet purchased, at fair value | | 25,672 |
| Total liabilities | | 429,102 |
| **Stockholder's Equity** | | |
| Common stock, no par value, 1,000 shares authorized, issued and outstanding | | 100 |
| Additional paid - in capital | | 99,905 |
| Retained earnings | | 388,044 |
| Total stockholder's equity | | 488,049 |
| Total liabilities and stockholder's equity | $ | 917,151 |

*See notes to financial statements*

## 1. Securities and Exchange Commission Rule 15c3-3 Exemption

Brinker Capital Securities, Inc. ("the Company") is a wholly owned subsidiary of Brinker Capital Holdings, Inc. (the "Parent"). The Company was incorporated in Delaware on February 8, 1995 for the purpose of doing business as a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company commenced operations on October 23, 1995 as an introducing broker-dealer for various Brinker Capital, Inc. advisory clients. The parent is an affiliated investment advisor.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services ("the clearing broker").

## 2. Securities and Exchange Commission Rule 15c3-3 Exemption

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer which carried all of the accounts of such customers.

## 3. Significant Accounting Policies

### Basis of Presentation

The financial statement includes all the accounts of the Company. The Company is engaged in a single line of business as an introducing broker-dealer for clients of its affiliate Brinker Capital, Inc.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Commissionable transactions in securities are recorded on a trade date basis.

### Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

### Securities Owned

Securities are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 320, Investments. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded using the specific identification method on a trade-date basis.

### Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Arbitrage positions included in securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying a security or securities to be received upon the exchange, conversion or reorganization.

### Concentration of Credit Risk

At times throughout the year, the Company had cash balances in excess of Federally insured limits. Cash accounts at banks are currently insured by the FDIC up to $250,000.

### Income Taxes

No provision has been included in the accompanying financial statement for any federal, state or local income taxes since, pursuant to provisions of the applicable taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the Parent as the Company has elected Subchapter S status.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

No interest and penalties related to income taxes have been recognized in the accompanying financial statement. The Company believes there are no uncertain tax positions. The Company is no longer subject to income tax audits for years before 2008.

### Subsequent Events

In preparing this financial statement, the Company has evaluated subsequent events and transactions for potential recognition and disclosure through February 27, 2012, the date the financial statement was available to be issued.

**4. Clearing Agreement**

The Company has an agreement with a clearing firm (the "Broker") to carry its customer accounts. The Broker has custody of the Company's securities and, from time to time, cash balances that may be due from the Broker.

These securities and cash positions serve as collateral for any amounts due to the Broker as well as collateral for securities sold, not yet purchased or purchased on margin.

The Company is subject to credit risk if the Broker is unable to repay balances due or deliver securities in its custody.

Under the clearing arrangement with the Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2011, the Company was in compliance with all such requirements.

**5. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company's net capital was $410,523, which was $310,523 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 105%.

**6. Fair Value Measurement**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Securities – equity | $ 7,601 | $ - | $ - | $ 7,601 |
| Mutual funds | 32,910 | - | - | 32,910 |
| Total | $ 40,511 | $ - | $ - | $ 40,511 |
| **Liabilities** | | | | |
| Securities sold, not yet purchased – Mutual funds | $ 25,672 | $ - | $ - | $ 25,672 |

The following is a description of the valuation methodologies used for assets measured at fair value:

*Securities-equity*: Valued at the closing price reported on the active market on which the individual securities are traded.

*Mutual funds*: Valued at the net asset value (NAV) of shares held or sold short by the Company at year-end.

## 7. Transaction with Related Parties

The Company earned $4,017,882 in commissions from securities transactions in customer accounts of an affiliate. At December 31, 2011, the Company had a payable due to the affiliate in the amount of $9,837.

Certain operational and administrative services are provided to the Company by its parent without charge or cost to the Company. The parent has irrevocably waived its right to bill and collect any amounts for these services for 2011. Accordingly, if the Company operated as independent entity, the results of operations of the Company would have been different from those actually presented.

The Company's fidelity bond coverage is provided by a plan in the name of its parent, which guarantees that it will pay any deductibles to the fidelity bond.

## 8. Commitments and Contingencies

The Company is subject to claims and legal proceedings which could arise in the ordinary course of its business. The Company is unable to estimate the magnitude of any future exposure at this time.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2011 settled with no adverse effect on the Company's financial condition.